Exhibit 99.1

Perion Launches Paragone – First Social
Actionable Performance Monitoring (APM) System

Coinciding with re-branding from “MakeMeReach”, Paragone, SaaS platform, disrupts
Social advertisement performance marketing.

TEL AVIV & NEW YORK – March 8, 2021 – Perion Network Ltd. (NASDAQ: PERI), a global technology company that delivers its Synchronized Digital Branding solution across the three main pillars of digital advertising - ad search, social media and display / video and CTV advertising – today announced the launch of Paragone.ai’s Actionable Performance Monitoring (APM). Paragone’s APM adds significant benefits to its already advanced, multi-channel social advertising management platform, which is now deployed with high-profile clients, including The Walt Disney Company and Havas Media.

Paragone’s APM is a SaaS platform, that provides brands and their advertising partner teams holistic view of their social advertising spend across all networks, agencies, and platforms - from one easy-to-use interface.

APM provides Performance marketer real-time “virtuous cycle”. Ability to predict the effectiveness of social spend, recommend tactics to improve performance and activate these changes from one central view.

The technology of Paragone’s platform is more relevant than ever, with the pandemic having dramatically accelerated the explosive growth of ecommerce and direct-to-consumer social advertising. This puts increased pressure on performance marketers to drive engagement, leading to scalable, trackable, and optimizable return on Ad spend. The existing tools required to meet those objectives are fragmented and unsatisfactory.

With Paragone.ai, the fragmented media ecosystem can now benefit from a cross-platform ability to “Capture and Convince” users by linking audience insights to manage campaigns across multiple social networks.

Customer Commentary

“Havas’ ongoing partnership with Paragone has helped us maximize efficiency and improve ad performance for our clients,” says Jorge Irizar, Global COO of Havas Media Group. “Our global network of 500+ brands, is deriving measurable value from Paragone’s technology, which empowers us to drive our clients’ success across all social media channels, reaching unique target audiences to achieve better conversions with the best ROI. In addition, Paragone’s passionate commitment to service is invaluable to our team.”

“Since partnering with Paragone, we have been able to take our social media advertising performance to new heights,” says Tijmen Ter Veen, Digital Marketing Supervisor at The Walt Disney Company. “Paragone allows us to focus on managing the best campaigns through powerful, automated integrations.”

Management Commentary

“The benefits of APM are far-reaching and include optimization, dramatically improved ROI, and massive time-saving,” says Shai Alfandary, general manager of Paragone.ai. “At its simple and most profound level, our technology automates the existential decision whether to ‘run with this, and not that’ by analyzing and automating data across all social platforms.”

“We are thrilled to introduce APM as part of the newly rebranded Paragone.ai,” said Doron Gerstel, CEO of Perion. “This sophisticated technology meets the needs of advertisers who are relentlessly focused on engagement and returns and demonstrates the power of Perion’s ‘Capture and Convince’ platform as our connective tissue, a synergistic technology across the entire company.”

About Paragone.ai
Paragone.ai, formerly MakeMeReach, is an actionable performance monitoring platform for social advertisers. Advertisers have access to real-time marketing data across all paid social media channels, ad accounts, and campaigns in one unified platform. Customers can automate reporting routines with customizable metrics, dashboards, and tables that are easily broken down for advanced insights that can be acted upon. The platform leverages advanced AI algorithms to predict and optimize campaign results and performance.

About Perion
Perion is a global technology company that provides agencies, brands and publishers with innovative solutions that cover the three main pillars of digital advertising. From its data-driven Synchronized Digital Branding platform and high-impact ad formats in the display domain; to its powerful social media platform; to its branded search network, Perion is well-positioned to capitalize on any changes in marketers’ allocation of digital advertising spend. More information about Perion can be found at www.perion.com.

About Walt Disney Company
The Walt Disney Company, together with its subsidiaries and affiliates, is a leading diversified international family entertainment and media enterprise that includes Parks, Experiences and Products; Media & Entertainment Distribution; and three content groups—Studios, General Entertainment and Sports—focused on developing and producing content for DTC, theatrical and linear platforms.

About Havas Media
Havas Media, part of the Havas Group, operates in more than 140 countries. The company built a unique Media Experience system that helps connect its clients with their target audiences. Havas is able to serve its clients through a portfolio of specialist teams in the fields of media, strategy, digital, data consulting, programmatic buying, performance marketing, mobile, out of home and geo local, social media, experiential, entertainment, and sport.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by Perion with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC on March 16, 2020. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Rami Rozen, VP of Investor Relations
+972 (52) 5694441
ramir@perion.com

Source: Perion Network Ltd.